

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

October 27, 2016

VIA E-MAIL
Mr. William M. Wagner
Chief Financial Officer
CareTrust REIT, Inc.
905 Calle Amanecer, Suite 300
San Clemente, CA 92673

> **Re:** **CareTrust REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 11, 2016**
> **File No. 001-36181**

Dear Mr. Wagner:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and
Commodities